Filed by GTECH S.p.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GTECH S.p.A.; International Game Technology

Filer's SEC File No.: 333-146050

Date: December 3, 2014

Creating the Global Leader in Gaming Investor Presentation December 2014

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, Georgia Worldwide PLC (“NewCo”), the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of NewCo, IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,”, "shall", "continue", “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in GTECH's forward-looking statements and from past results, performance or achievements. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in NewCo's Form F-4 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB), as well as those included in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable. All forward-looking statements contained in this communication are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to GTECH, or persons acting on its behalf, are expressly qualified in its entirety by the cautionary statements contained throughout this communication. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Cautionary Statement Regarding Forward-Looking Statements

Important Information for Investors and Shareholders This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. On October 1, 2014, NewCo has filed with the SEC a registration statement on Form F-4, as amended, file number 333-199096, which includes the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). The registration statement on Form F-4 is available at www.sec.gov under the name “Georgia Worldwide”. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo). Italian CONSOB Regulation No. 17221 Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a subsidiary of GTECH. The merger agreement providing for the GTECH-NewCo merger – which exceeds the thresholds for “significant transactions” pursuant to the Regulation – was approved unanimously by the GTECH board of directors. The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 31, 2014 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. In connection with the meeting of GTECH shareholders held on November 4, 2014 to approve the GTECH-NewCo merger, GTECH has published an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms. Participants in the Distribution IGT, GTECH and NewCo and their respective directors, executive officers and certain other member of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

New Global Leader in End-to-End Gaming Creating the world’s leading end-to-end gaming company with significant positions across all segments #1 global lottery business #1 global gaming equipment company Top tier in interactive wagering and social gaming Enhanced global scale with diversified product portfolio and geographic mix Scale provides further strengthening of industry leading R&D effort Uniquely positioned to benefit from key market trends Value creating transaction immediately accretive to cash flow Expected synergies of over $280 million Superior financial strength with over $6B* in revenues and more than $2B* in EBITDA *Combined results based on IFRS for GTECH and US GAAP for IGT full year 2013; €/$ rate 1:36

Creating the Undisputed Leader in Global Gaming Complementary product portfolios and best-in-class capabilities GTECH IGT End-to-end lottery solutions Lottery Operations Instant ticket printing Operation and management capabilities Full fledged gaming platform,including poker, bingo, casino games and sports betting iGaming Comprehensive CRM solution Video Lotteries Video lottery terminals manufacturing and operations Development of leading gaming content for distribution across multiple platforms Content Leading content distributed across mobile, retail and gaming machines Gaming machines and central systems for casinos Casinos manufacturing and operations DoubleDown is one of the largest social casinos in the world Social Highest rate of monetization per social user

(in $bn) Source: Company filings. Factset as of 10-Oct-14 Note: Excludes land based casinos and pure interactive players. (1): All revenue figures represent CY 2013, based on actual financials, calendarised as of December 2013. (2) Based on share prices as of 10-Oct-14. GTECH and IGT EV based on share prices pre-leaks (as of 13-Jun-2014 and 06-Jun-2014 respectively). Scientific Games and Bally EV based on share prices pre-announcement (31-Jul-2014). #1 in Lottery 2013A Revenue(1) (in $bn) Enterprise Value(2) #1 in Gaming Equipment Global Gaming Leader

Enhanced Geographical Diversity Total: US$4,074m 63% of combined(2) Total: US$2,374m 37% of combined(2) (1) Based on actual financials, calendarized as of December 2013; 2013 average US$ / € of 1.33 used. (2) Combined results based on IFRS for GTECH and unaudited reclassified IFRS for IGT full year 2013; € / US$ rate 1.33. IGT GTECH Combined 2013A Revenue by Geography(1) Stable North American market accounting for nearly half of revenue Established business base in Italy International business diversified geographically

Product Diversification Note: Based on actual financials, calendarized as of December 2013; 2013 average US$ / € of 0.75 used. (1) Includes land-based sports betting, printing and commercial services. (2) Includes IGT Interactive & Social and GTECH Interactive & Sports betting. (3) Combined results based on IFRS for GTECH and unaudited reclassified IFRS for IGT full year 2013; € / US$ rate 1.33. (2) (1) Total: US$4,074m 63% of combined(3) Total: US$2,374m 37% of combined(3) (1) 2013A Revenue by Product (%) IGT GTECH Combined Comprehensive, well-balanced product mix CAGR 2010-2013 CAGR(e) 2013-2018 5% 6% 4% 3% 7% 9% Market segment growth Source: Company filings, H2GC Global Summary May, 2014 Note: Based on Gross Gaming Yield (GGY)

Robust Market Presence

Gaming Equipment



- Blue Chip customer base, deep relationships across all segments
  - Commercial Casinos (North America, LA, Europe)
  - WLA/Government Sponsored (North America, Europe)
  - Italy
- Largest Content Library – Wheel of Fortune most successful slot title of all time
- Commercial Market: Strong IGT share in both recurring revenue and product sales
- Non-commercial Market: Strong GTECH and IGT presence in US and Canada
- # 1 in Italian VLT and AWP market, with 29% and 18% share, respectively

Lotteries



Draw-Based Games



Instant Games



Self-Service

- Italy: Very strong position (Lotto, Scratch & Win)
- US: Very strong position, established relationships with largest lottery systems (NY, CA, TX, GA, MI, FL, NJ)
- Long-term partners of other leading EU/LA Lotteries (UK, Germany, Poland, Mexico, Colombia…)
- Growing presence in instant ticket printing business (currently 12%)

Interactive Wagering



iGaming



iLottery



New Media

- Italy: leading position with 15% market share
- US: leading iLottery provider
- Canada: preferred iGaming provider for WLA clients
- Content licensing and back office support services
  - Generally provided under revenue sharing arrangements based on net gaming revenue
  - Provided in B2B arrangements, primarily Europe
- Awarded contract to supply live betting services to Greek players (OPAP)

Social Gaming

- One of the world's largest social casinos
- High-growth distribution portal for content library
  - Recently launched WOF title

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High profit margins Considerable R&D spend to maintain technological industry leadership 2013A EBITDA margin vs. peers Note: EBITDA margin calculated as LTM EBITDA divided by LTM Revenue as of December 2013. Industry-leading Profitability

(1) Addressable cost base defined as cash cost only relative to gaming and interactive business for industrial efficiencies and R&D spending; for corporate and support activities considered full SG&A costs EBITDA Impact % of Relative Base(1) Industrial Efficiencies c. US$85 million c. 6% Overlapping Corporate Activities c. US$125 million c. 15% Optimize R&D Spend c. US$20 million c. 7% Natural Revenue Enhancements Italy sales c. US$50 million Cross selling Mobile exploitation Total c. US$280 million Achievable Synergies Driving Value

IGT Acquisition Milestone Update U.S. antitrust early termination granted Canadian antitrust waiting period expired Syndicated bridge loan IGT 2019 bondholders consent obtained GTECH 2018/2020 bondholders consent GTECH shareholder approval obtained $2.6B revolving credit facility in place Completed Financing/Structural In Process Integration Progressing as expected with all acquisition related work streams Closing expected by Q1-Q2 2015 Preliminary registration statement filed with SEC (Q4) GTECH shareholder withdrawal outcome (Q4) Redemption of GTECH 2016 notes (Q4) Secure remaining regulatory approvals (Q4/Q1) Steering committee and program management office established 20 critical work streams identified and launched. Progress ongoing.

Creates world’s leading end-to-end gaming company Joins IGT’s leading game library and manufacturing and operating capabilities with GTECH’s gaming operations, lottery technology and services Uniquely positioned to capitalize on the opportunities created by ongoing convergence across global gaming segments Competitive scale across all businesses, geographies and product lines Significantly enhances cash flow and financial strength and provides clear and achievable cost and revenue synergies Value creation for shareholders of both companies NYSE listing Transformational, Creating Value Transaction

Q3’14 Update

Solid quarter benefiting from diversity of revenue sources Positive results in Italy offset low product sales and jackpot activity Continued business development gains Lottery contract wins in Missouri, Washington state, Mexico and South Africa Selected to provide VLTs to OPAP Indiana and New Jersey LMAs performing to expectations Lotto game innovations in Italy continue to drive growth IGT transaction on track: integration planning activities underway Reaffirming commitment to achieving year end guidance Strategic Update

€ M except EPS Q3 Financial Highlights 0.18 0.23 Q3'13 Q3'14 Diluted EPS 730 728 Q3'13 Q3'14 Revenues 102 133 Q3'13 Q3'14 Operating Income 219 252 Q3'13 Q3'14 EBITDA 32 40 Q3'13 Q3'14 Net Income - Owners 2,526 2,577 Jun 30, '14 Sep 30, '14 Net Financial Position

Q3 Income Statement € M except EPS Note: - $/€ FX daily average: 1.33 in Q3’14; 1.32 in Q3’13 % Constant Currency Income Statement Q3'14 Q3'13 Change Q3'14 % Chg. Service Revenues 680 661 3% 677 2% Product Sales 48 69 -31% 49 -29% Revenues 728 730 0% 726 -1% EBITDA 252 219 15% 252 15% Restructuring Costs (4) (2) Unusual Items 4 - Operating Income 133 102 30% 135 32% Interest Expense, Net (58) (40) Foreign Exchange (2) (1) Other 1 (1) Financial Charges, Net (59) (42) Income Before Tax 74 60 24% Net Income 44 39 13% Net Income - Owners 40 32 25% Diluted EPS 0.23 0.18 28%

Q3 Impact of One-off Items € M NFP Q3'14 Q3'13 Change Q3'14 Q3'13 Change Q3'14 Q3'13 Change 9/30/14 As Reported 252 219 33 133 102 31 40 32 8 2,577 One-Off Items: Machine Gaming Provision - 30 (30) - 30 (30) - 30 (30) Unusual Items: (1) IGT Acquisition Impact (2) 10 - 10 10 - 10 (10) Sale of Ticketing Business (14) - (14) (14) - (14) 14 Interest Expense: IGT Acquisition Impact (3) 17 - 17 (60) Income Taxes: Net Consolidated Effect - (9) 9 - Share Repurchase: Net Consolidated Effect (33) Adjusted 252 249 3 129 132 (3) 53 53 - 2,488 (1) Excluded from EBITDA calculation. (2) Consists primarily of professional fees. (3) Net income adjustment consists primarily of amortization of bridge loan fees. NFP adjustment includes the full value of the bridge loan fees recognized as financial liabilities at the time they are earned. EBITDA Operating Income Net Income - Owners

Q3 Americas Highlights Long-term contract awards with customers in Missouri, Washington state and Mexico New multistate Monopoly Millionaires Club $5 weekly game debuts Unfavorable multistate jackpot activity impacting U.S. same store growth Indiana significantly outperforming U.S. averages yet potential for shortfall payment for 2014-2015 lottery fiscal years recognized Gains in U.S. product sales partially offset unfavorable comparisons in Canada Business Drivers Revenues Operating Income Developments € M except units shipped 28 (2) (3) (14) (1) 8 (1) 7 Q3 '13 Same Store Prd. Sls. IN Shortfall Other FX Q3 '14 251 (2) (11) (14) 5 229 4 1 234 Q3 '13 Same Store Prd. Sls. IN Shortfall Other Pass Through FX Q3 '14 Business Drivers Lottery Same-Store Revenues Q3’14 Q3’13 % Chg. Multistate (PB/MM) 13 20 -37.7% Other Games 112 107 5.6% Total 125 127 -1.3% Product Sales Revenues (Incl. FX)

36 48 -24.9%

Canada VLTs (Units & Systems) - 25 Canada VLTs (Units Shipped) - 1,485

Q3 International Highlights VLT award in Greece, follow-on to VLT system award GTECH to provide technology to ITHUBA, the preferred applicant for the new lottery license in South Africa Lottery same store revenues up 4% driven by solid performance in UK, Czech and Poland Timing of product sales negatively impacts quarter; anticipating significant improvement in profitability in Q4 Business Drivers Revenues Operating Income Developments € M 15 1 (6) 1 11 Q3 '13 Same Store Prd. Sls. Other Q3 '14 Business Drivers Lottery Same-Store Revenues Q3’14 Q3’13 % Chg. EuroMillions 3 3 -10.6% Other Games 23 22 6.3% Total 26 25 4.2% Product Sales Revenues (Incl FX) 11 21 -45.9% Revenues 81 1 (10) (3) 69 1 70 Q3 ’13 Same Store Prd. Sls.Other Excl. FX FX Q3 ’14

Q3 Italy Highlights Solid Lotto performance driven by strong performance of 10eLotto: late number wagers edge lower Sports Betting performance benefits from double digit growth in wagers driven by Virtual Betting as well as lower payout Machine Gaming revenues and operating income stable Business Drivers Revenues Operating Income Developments €M except machines installed € M except machines installed Wagers Q3’14 Q3’13 % Chg. Lottery Wagers 3,930 3,762 4.5% Scratch & Win Wagers 2,176 2,245 -3.0% Lotto Wagers 1,754 1,517 15.6% Late Numbers 181 198 -8.7% Machine Gaming Wagers 2,391 2,560 -6.6% Machines Installed – AWP 68.2K 70.5K -3.2% Machines Installed – VLT 10.9K 10.4K 4.5% Sports Betting Wagers 173 155 12.1% Interactive Wagers 429 456 -5.9% 83 11 2 9 2 107 30 14 151 Q3 '13 Lottery/ Other Machine Gaming Sports Betting Interactive Mach. Gam. Settle. Ticketing Bus. Sale Q3 '14

Net Financial Position €M € M (1) Excludes impact of IGT related transaction costs and sale of ticketing business in Italy. (1) 2,507 2,525 (634) 188 120 131 72 81 5 2,488 70 33 (14) 2,577 12/31/13 @ 1.38 12/31/13 @ 1.26 Cash from Ops. Capex & Acq. Interest Exp. - Net Dividends Unicredit Buyout Other Minorities Other - Net Before One-off Items IGT Acq. Impact Share Repurch. Ticketing Business 9/30/14 @ 1.26

Appendix

Transaction Snapshot

Structure	• HoldCo, a newly listed holding company • Incorporated and tax resident in the UK • GTECH to be merged into HoldCo; GTECH shareholders receive HoldCo hares on 1-for 1 basis • GTECH delisted from Milan Stock Exchange • IGT is merged for cash / HoldCo stock consideration with a wholly-owned subsidiary of HoldCo ("US merger sub") • HoldCo solely listed on the NYSE
Per share merger consideration	• Aggregate per share offer price of US$18.25 per IGT share, representing a premium of 18% and 46% vs. IGT's closing share price of $15.50 as at 15 July and US$ 21.51 pre rumors of a potential transaction (6 June) • $13.69 in cash plus 0.1819x GTECH shares (75% cash and 25% stock), subject to adjustment and pre-agreed collar
Aggregate merger consideration and implied valuation	• Aggregate merger transaction consideration (1) of US$4.7 billion with implied Enterprise Value for IGT of US$6.4 billion • Implied EV/LTM EBITDA of 8.7x (pre-synergies) and 6.3x (post-synergies)
PF Ownership in HoldCo(2)	• Former GTECH shareholders to account for c.80% of Holdco's share capital, with De Agostini c.47%
Governance	• Marco Sala to become CEO of HoldCo, Philip Satre to become Chairman: • Board of HoldCo's include representatives of both GTECH and IGT, with GTECH's representatives to account for the majority of HoldCo's 13-member board of directors (Mr. Sala, 6 GTECH and 5 IGT representatives, 1 independent)
Remaining key transaction conditions	• Approvals of the EGM of IGT and gaming regulatory approvals • GTECH may terminate transaction if withdrawals exceed 20% • All required antitrust clearances (US, Canada and Colombia) have been received

(1) Fully diluted number of shares of 254m (including RSUs and options).
(2) Assumes none of GTECH shareholders withdraw and that IGT shareholders will receive 0.1819x Holdco shares for each outstanding IGT share.

24

Transaction Structure Overview Pre-transaction HoldCo, a newly formed holding company, is created for this transaction HoldCo incorporated and tax resident in the UK GTECH to merge into HoldCo, whereby GTECH shareholders receive HoldCo shares on a 1-for-1 basis De Agostini voted in favor of the transaction at GTECH’s EGM GTECH delisted from the Milan Stock Exchange at closing IGT is merged for cash / stock consideration with US merger sub HoldCo solely listed on the NYSE GTECH minorities HoldCo US merger sub De Agostini GTECH Cash / HoldCo stock Merger (stock for stock) Merger IGT shareholders IGT De Agostini IGT shareholders GTECH minorities HoldCo GTECH assets / liabilities Listed on the NYSE IGT Post transaction Listed on the NYSE Listed on the Milan Stock Exchange

Financing and Capital Structure

Bridge Loan

- Total amount $10.7B initial commitment, to be rightsized over time, currently $6.6B
- Fees 1.5%

Main Uses

- $3.7B cash consideration
- $1.3B IGT notes backstop
- €2.8B GTECH notes backstop
- $0.6B drawn credit facilities backstop

Leverage at Closing

- 4.5/4.9x(1) Net Debt/EBITDA, excluding synergies
- Synergy run rate would reduce leverage by 0.5/0.6x

Transfer Process

- Bondholders consent
- New 5-year $2.6B Revolver Facility

Take Out

- Mainly € and $ bonds, structure contingent on rating
- Total amount dependent on outcome of consent process

Significant Cash Flow From Operations
Materially Enhanced Cash Flow Conversion

(1) Assuming 0% and 20% exercise of withdrawal rights, respectively, and a December 31st 2014 closing of the transaction. Based on actual results through end of March and company estimates for future periods.

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GTECH Debt Structure September 30, 2014 Gross Debt Breakdown USD/EUR Fixed/Variable Debt Portfolio Current Debt Profile – Average maturity of 2.6 years (assumes Capital Securities call in March 2016) (1) $/€ FX rate @ 1.2583 as of September 30, 2014 5.375% Eurobond 5.375% Eurobond 8.25% Capital Securities Bank Eurobond Hybrid 3.50% Eurobond Recent Developments after September 30 New five-year USD 2.6 billion Revolver Facility in place Consent received on 2018 and 2020 Eurobonds 2016 Eurobond early redemption scheduled for December 8, 2014 Type Amount (€M) % Bank Facilities 1 306 11% 2018 Senior Eurobond 500 17% 2020 Senior Eurobond 500 17% 2016 Senior Eurobond 750 26% Capital Securities 750 26% Accruals & Others 85 3% Total Debt 2,891 100% Cash 456 Un-drawn committed lines 899 Available Capacity 1,354